

April 28, 2011

Laura H. Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235-1611

> **Re: Southwest Airlines Co.**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed on April 25, 2011**
> **File No. 001-00812**

Dear Ms. Wright:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2011

1.   We note that on April 1, 2011 your flight #812 rapidly lost cabin pressure after the plane's fuselage ruptured causing a 5 foot long tear just after takeoff from Phoenix. We note that this caused you to cancel over 600 flights and inspect approximately 80 airplanes, which lead to the discovery of 5 additional planes with cracks. Please tell us what the impact of this incident was. Additionally, please confirm to us that in your management's discussion and analysis in the June 30, 2011 Form 10-Q will discuss, analyze and quantify the impact of this incident.

2.   In view of the extensive media coverage of this matter, the discovery of additional aircraft with cracks, the inspections being done by the National Transportation Safety Board and the significant amount of flights that were cancelled, it is unclear to us why your management's discussion and analysis section as well as notes to the financial statements in your March 31, 2011 Form 10-Q filed April 25, 2011 did not provide any disclosure of this known event, uncertainty and contingency on your results of operations, financial condition and/or cash flows.   Please completely and clearly advise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief